082-00913

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20546
USA

SUPPL

13 May 2010


10015864

Dear Sir

Please find enclosed a copy of the Preliminary Results announced today on 13 May 2010.

Yours faithfully,

Philip Davies
Assistant Company Secretary

6/15

Registered office as above
Registered number 185647 England

20/000677

100% post consumer waste recycled paper

13 May 2010

Preliminary Results for the 52 weeks to 20 March 2010

Good sales and profit performance: accelerating our growth strategy

Financial Summary

- Total sales (inc VAT, inc fuel) up 5.1 per cent to £21,421 million (2008/09: £20,383 million)
- Total sales (inc VAT, ex fuel) up 6.7 per cent
- Like-for-like sales (inc VAT, ex fuel) up 4.3 per cent[1]
- Underlying operating profit up 8.9 per cent to £671 million (2008/09: £616 million)
- Underlying profit before tax[2] up 17.5 per cent to £610 million (2008/09: £519 million)[3]
- Underlying basic earnings per share[4] up 12.7 per cent to 23.9 pence (2008/09: 21.2 pence)[3]
- Proposed full year dividend of 14.2 pence (2008/09: 13.2 pence), up 7.6 per cent

Statutory

- Profit before tax up 57.3 per cent to £733 million (2008/09: £466 million)
- Basic earnings per share up 93.4 per cent to 32.1 pence (2008/09: 16.6 pence)

Balance sheet and financing

- Property value of £9.8 billion up £2.3 billion, £0.7 billion due to investment and development activity[6]
- IAS 19 pension deficit post-tax at March 2010 of £303 million (March 2009: deficit of £222 million)
- Triennial March 09 pension funding agreed - utilises property asset, post-tax cash flows unchanged[7]
- Net debt of £1,549 million, ongoing funding secured on property, credit rating withdrawal requested

Making Sainsbury's Great Again

- Now over 19 million weekly customer transactions, up one million year on year
- 'Supermarket of the Year' in 2009 Retail Industry Awards
- Top marks in the Consumer Focus 'Green to the Core' survey[8]
- 127,000 colleagues share bonus of over £80 million
- Food: World's largest retailer of Fairtrade[9]; UK's largest retailer of Freedom Food
- Non-food: Growing at three times the rate of food; Bank pre-tax operating profit £19 million
- Channels: 51 new convenience stores; groceries online sales up just under 20 per cent
- Space: 1.1 million sq ft of gross new space added, including 38 new supermarkets
- On track for 2.5 million sq ft, or 15 per cent, of gross new space growth in two years to March 2011

David Tyler, Chairman, said: "The Board is pleased with the performance of Sainsbury's over the last year. We have delivered **sales growth ahead of the market** and good **profit growth** with underlying earnings per share up over 12 per cent. Our progress in achieving our strategic objectives has been strong, particularly on **growing space** and **developing our complementary non-food offer.** At the same time, **our values continue to underpin everything we do**, with our focus on customer service and responsible trading. As a result of this continued progress, the Board is recommending a full year dividend of 14.2 pence, an increase of 7.6 per cent over the previous year. This dividend is covered 1.68 times by earnings in line with our policy for dividend cover of 1.50 to 1.75 times."

Justin King, Chief Executive, said: "Sainsbury's has outperformed because we continue to lead on providing **healthy, fresh and tasty food with universal appeal.** Total sales, including VAT, excluding fuel, for the year were up 6.7 per cent and like-for-like sales were up 4.3 per cent. Like-for-like sales have grown cumulatively over five years by nearly 25 per cent. Customers recognise the progress we have made in 'Making Sainsbury's Great Again' and we now serve on average **over 19 million customers** each week. That's **one million more than last year** and nearly five million more than five years ago.

"Colleagues have worked hard to deliver **operational excellence** resulting in better service and further productivity savings which have contributed to 17.5 per cent growth in underlying profit before tax, a good performance in difficult trading times. I am delighted therefore that 127,000 colleagues will share a bonus of over £80 million. Our success has also meant that we have been able to invest over £900 million in capital expenditure in the year. This has added **1.1 million sq ft** to our store estate, **opening or extending over 100 stores and creating over 6,500 new jobs** with Sainsbury's.

"Sainsbury's is a **growing business** with a **strong balance sheet, valuable property assets and an improving return on capital.** Our strong operating cash flows support our plans to accelerate the investment programme, delivering further trading and property value for shareholders. Whilst we expect that the environment will remain challenging and consumer spending will be under pressure, we believe our **strong space growth plans,** supporting our expanding food, complementary non-food and convenience store businesses, **alongside our continued focus on productivity**, will enable the business to **make further good progress.**"

Notes:

1. **Like-for-like sales**: Like-for-like sales growth has been Easter-adjusted for comparative purposes. 2009/10 included a Good Friday trading week and an Easter Sunday trading week in the first quarter, whereas 2008/09 only included an Easter Sunday trading week.
2. **Underlying profit before tax:** Profit before tax from continuing operations before any profit or loss on the sale of properties, investment property fair value movements, impairment of goodwill, financing fair value movements, IAS 19 pension financing element and one-off items that are material and infrequent in nature.
3. **Pensions accounting in 2009/10**: As previously announced, Sainsbury's has excluded the non-cash IAS 19 financing element from its underlying profit definition. The comparatives for all underlying measures (including underlying profit before tax and underlying earnings per share) have been restated accordingly.

	FY 2008/09
	£m
Reported UPBT	543
Less IAS 19 pension financing element	(24)
Revised UPBT	519
Reported underlying basic earnings per share	22.1p
Revised underlying basic earnings per share	21.2p

4. **Underlying basic earnings per share**: Profit after tax from continuing operations attributable to ordinary shareholders before any profit or loss on the sale of properties, investment property fair value movements, impairment of goodwill, financing fair value movements, IAS 19 pension financing element and one-off items that are material and infrequent in nature, divided by the weighted average number of ordinary shares in issue during the period, excluding those held by the ESOP trusts, which are treated as cancelled.
5. Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward-looking statements. They appear in a number of places throughout this announcement and include statements regarding our intentions, beliefs or current expectations and those of our officers, directors and employees concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the business we operate. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.
6. The property value has been estimated based on independent third party valuations as at March 2010 covering a representative sample of around 50 per cent of our freehold and long leasehold properties. The basis of valuation is investment market value based on rent and yield, assuming sale and leaseback on the standard institutional lease which the Company currently uses when transacting its disposals of mature assets.
7. Cash contributions to pension fund unchanged over the next five years on a post-tax basis
8. Consumer Focus (formally known as the National Consumer Council) commissioned independent marketing research agency, GfK NOP Ltd, to conduct in-store, helpline and website research during July 2009.
9. World's largest Fairtrade retailer by value.
10. Sainsbury's will report its 2010/11 First Quarter Trading Statement at **07:00 (BST)** on 16 June 2010.
11. Sainsbury's 2010/11 Third Quarter Trading Statement will reflect the 14 weeks ending 8 January 2011 and its 2010/11 Fourth Quarter Trading statement will reflect the 10 weeks ending 19 March 2011.

A results presentation for analysts and investors will be held at **09:45 (BST)** on 13 May 2010.

To view the slides of the Results Presentation and the Webcast: We recommend that you register for this event in advance. To do so, please visit www.j-sainsbury.co.uk and follow the on-screen instructions. To participate in the live event, please go to the website from **09:30 (BST)** on the day of the announcement, and further instructions will be on the website. An archive of the webcast will be available from **12:00 (BST)**.
To listen to the Results Presentation: You may dial in to listen to the results on +44 (0) 1296 311 600 (pass code 723101). An archive recording of this event will be available from 12:00 (BST) by calling +44 (0) 207 136 9233, pass code 377 566 30. The archive is available for 28 days.
A transcript of the presentation will be available at www.j-sainsbury.co.uk.

Enquiries:

Investor Relations	**Media**
Anna Tee	Mark Rigby/Ben Crowther
+44 (0) 20 7695 7144	+44 (0) 20 7695 7295

Operating Review
Since launching the 'Making Sainsbury's Great Again' plan we have continued to grow the business and build a strong foundation for growth. In what has been a challenging consumer environment over the past year, we have delivered good results and accelerated our growth strategy.

Our business model has shown its resilience. We listened to our customers and delivered an offer with genuine universal appeal, enabling them to do their full weekly shop with us, whatever their budget. This was recognised by Sainsbury's being awarded 'Supermarket of the Year' in the 2009 Retail Industry Awards for the third time in four years, where the judges acknowledged our clear customer understanding and innovation in providing value without compromising brand and quality standards.

Ever since John Sainsbury set up his first dairy shop in 1869, our values have made us different. They reflect our customers' priorities and the way we want to work. Our customers are demanding and want top quality purchases at a fair price and to them quality includes social, environmental and ethical concerns.

Trading Summary
We have made strong progress on our strategic areas of focus over the past year. We have grown store space and expanded our product ranges. We are developing new lines of business and distribution channels. We continue to actively manage our property estate for long-term value.

Good sales performance has underpinned our success. Total sales, including VAT, excluding fuel, increased by 6.7 per cent during the year and our like-for-like sales were up 4.3 per cent, ahead of our three to four per cent medium-term objective. We now serve over 19 million customers each week, a million more than last year.

All areas of our business supported this sales growth. Our non-food product range performed extremely well, with sales growing three times as quickly as food and our groceries online business grew by just under 20 per cent. Convenience stores experienced strong underlying growth and we made good progress in growing supermarket space, with net new space contributing two per cent to total sales growth.

We invest both to stay competitive on price and to improve the quality of our offer. **'Shop and Save'** communicates the company's competitive pricing policy and strong promotions. We have worked hard to ensure that retail price inflation for our customers remained lower than cost of goods inflation through the year and have also delivered great value promotions. **'Switch and Save'** helps customers to save at least 20 per cent by choosing our equivalent own-label standard products or more through choosing 'basics' products over leading brands and was recognised as the consumer initiative of the year in the 'The Grocer Gold Awards 2009'. **'Cook and Save'** provides cooking ideas such as 'Feed Your Family for a Fiver', one our most successful campaigns to date.

Building customer loyalty is an important feature of our business and we have increased the range and depth of our engagement with customers through our unique loyalty offer combining the Nectar loyalty scheme with 'coupon at till' technology. Our **'Collect and Save'** campaign delivers a wide range of relevant and targeted offers which our customers really value and over 100 suppliers are now signed up to the scheme. There are now one million more Nectar users than last year and Nectar has become the UK's largest loyalty card scheme.

We also invest to deliver operational excellence. We have again raised our performance in customer service and product availability this year. We upgraded our IT infrastructure to improve stock replenishment and enhanced our ordering flexibility, thereby reducing food waste.

Higher wages, energy prices and property costs pushed cost inflation to the higher end of our two to three per cent medium-term expectations. Cost-saving measures such as self-checkout and bioptic scanners, amongst many other initiatives, have offset over 75 per cent of this cost inflation. In addition we continue to invest for the long term with the expansion of our non-food infrastructure and depot capacity, the launch of our non-food online operation and a significant step-up in new space growth.

This year's good sales performance was matched by good growth in underlying operating profit with growth of 8.9 per cent to £671 million. Increased sales and tight cost control has improved our underlying operating margin which rose by 10 basis points to 3.36 per cent.

We continue to invest in developing our business for the future. We have invested over £900 million capital expenditure in the year, adding a gross 1.1 million sq ft of new space in line with our accelerated growth plans. This included opening 38 new supermarkets and has helped to create over 6,500 new jobs with Sainsbury's. We expect to achieve a pre-tax internal rate of return in excess of 15 per cent on our current investment programme, with a further £1.1 billion of capital expenditure earmarked for 2010/11.

Financial Strength
Sainsbury's is a strongly cash-generative business and delivered an operating cash flow of £1.2 billion in the year. Net debt reduced by £122 million in the year to £1,549 million (March 2009: £1,671 million).

We have strong asset backing from our freehold property estate which has significant development potential. As at 20 March 2010, the estimated market value of our freehold property assets was £9.8 billion, an increase of £2.3 billion since last year.

Our efficient capital structure comprises debt that is secured on our property assets and is low-cost and long-dated. Since the major refinancing of the business in 2006, Sainsbury's has funded itself through the secured debt market, supplemented by shorter-term bank credit lines and has no rated unsecured debt instruments outstanding. Following a review of funding requirements we do not anticipate issuing unsecured capital markets debt and as such the corporate rating is no longer needed.

Accordingly, and consistent with the strategy followed by a number of other property-rich companies using secured funding platforms, Sainsbury's has today requested the withdrawal of its corporate family rating from Moody's Investors Service and its corporate credit rating from Standard & Poor's. This will conclude the transition to an asset-backed funding strategy initiated in 2006 and no material impact on the cost or availability of debt is anticipated. The Group has over £3 billion of available debt and facilities, which gives us significant funding capacity both to support our current activities and to realise our future ambitions.

As at 20 March 2010, the IAS 19 pension deficit post-tax was £303 million (March 2009: deficit of £222 million). This reflects the fact that asset values have increased by £900 million since March 2009, offset by a lower real discount rate and revised mortality assumptions.

In a separate announcement today, Sainsbury's has reached agreement with the Company's Pension Scheme Trustees on the terms of the triennial actuarial valuation, which was struck at 21 March 2009, and related funding plan. The actuarial deficit is £1,227 million, with the increase from the last actuarial deficit of £443 million (in March 2006) reflecting that asset values were taken at a low point in the cycle.

The funding plan represents a comprehensive package of measures to address the deficit whilst ensuring efficient cash management for Sainsbury's. We are utilising property assets to address half of the deficit through the establishment of a property-backed partnership, which avoids locking in higher annual cash payments based on depressed March 2009 asset values, and enables the contributions agreed to be cash-neutral on a post-tax basis over the next five years. The actuarial valuation and related funding plan will now be finalised and submitted to the Pensions Regulator.

Our Values Make Us Different
Underpinning our business are five key values, which we believe set us apart from other retailers. They determine our priorities to ensure that we conduct ourselves in an honest, ethical, and therefore sustainable fashion. Our commitment to values was recognised in November 2009 when Sainsbury's was awarded top marks in the Consumer Focus 'Green to the Core' survey of leading UK supermarkets for our customer engagement on green issues.

As a leading food retailer, we seek to be the best for food and health which is why we are committed to sourcing our products with integrity. As we source from all over the world to sell in the UK, we promote respect for our environment and the communities in which we operate. Our commitment to our values would not be possible without the full support of our colleagues, making Sainsbury's a great place to work.

Being best for food and health was the founding principle on which our business was built. Sainsbury's very first store was established to improve the diet of poorer Londoners through good quality, healthy eating. It is common to all our food offerings and is fundamental in sub-brands like **'Freefrom', 'Be Good to Yourself'** and **'Taste the Difference'**. We promote healthy eating by inspiring customers to cook via successful campaigns such as **'Feed your Family for a Fiver'** and simple recipe 'tip cards'. Over 25 per cent of these contain at least one portion of fruit or vegetables towards the recommended 'five a day' and half of the ideas on tip cards are rated as 'healthier'.

Sainsbury's goes to great lengths to **source with integrity**. We are committed to offering British products at their best, when in season and when quality meets customers' expectations. We are the world's largest Fairtrade retailer by value, providing financial and logistical support to farmers to help them achieve Fairtrade status. One in every four pounds spent on Fairtrade in the UK is spent at a Sainsbury's store. Our leadership in this area was recognised by the South African president Jacob Zuma when he toured our Greenwich supermarket during his UK state visit in March 2010.

Our **respect for the environment** aligns with our customers' concerns. We recognise that in order to seriously tackle climate change, we must work upstream alongside our supply chain, as well as downstream with our customers. Making it easier for our customers to reduce, re-use and recycle goes a long way to making a difference. Our **'Make the Difference Day'** initiatives are designed to have a big impact with a simple, easy-to-use idea like our **'Love Your Leftovers'** food container giveaway. We gave away two million re-usable food containers to help customers use their food leftovers and thereby reduce food waste.

Initiatives to **reduce waste, packaging and energy usage** have also been implemented which are environmentally responsible as well as cost efficient. During 2009/10 we reduced energy usage by two and a half per cent despite over six per cent space growth, through our energy reset programme. We are also the first supermarket to commit to CO_2 refrigeration, which is up to 3,000 times less damaging than other refrigerants in global warming terms. This is a pledge which will help us achieve our commitment to cut our carbon footprint by a third by 2030.

Our stores are at the **heart of the communities they serve** and through economic and social impacts we aim to make a positive difference to these communities. We actively get involved in local organisations to promote a healthier and more active lifestyle for people of all ages, and each store is encouraged to select a local charity and work together to make a real difference for people in that community. Nationally, our Active Kids programme helps to give schools and nurseries access to sports equipment and promote healthier lifestyles. Active Kids has now raised £86 million towards sports and cooking equipment in local schools, nurseries and clubs. We are also proud to have raised over £5 million for Sport Relief during the year.

Earlier this month Sainsbury's became the **official sponsor of London 2012 Paralympic Games** which complements our commitment to promote healthy, fitter lifestyles across all ages and abilities and will offer great opportunities for our customers and colleagues to get involved.

Ensuring that Sainsbury's is a **great place to work** builds on our commitment to help improve the quality of life for our colleagues. We were the first UK employer to offer flexible qualifications to our colleagues and since launching 'You Can' in 2008, over 9,000 colleagues have benefited from our job-related qualification schemes. This year we trained an additional 300 apprentices on our bakery, meat and fish counters and we plan to continue to develop our apprenticeships in many new stores. We are the first supermarket to have launched a bakery college which will take over 200 apprentices towards a level 2 NVQ qualification on the successful completion of the apprenticeship. As a result of these and many more initiatives in developing our people, our colleague retention has improved significantly year on year. As a result of their success, **127,000 colleagues have shared in a record bonus** this year of over £80 million.

Accelerating our Growth - Five Areas of Focus
In 2007, we identified five areas of focus for developing our business and significant progress in each area has contributed to our good performance. During 2009/10 we have accelerated our growth in these areas by allocating additional capital and resources.

Great food at fair prices: To build on and stretch the lead in food. By sharing our customers' passion for healthy, safe, fresh and tasty food, Sainsbury's will continue to innovate and provide leadership in delivering quality products at fair prices, sourced with integrity.

Accelerating the growth of complementary non-food and services: To accelerate the development of non-food ranges and services, such as Sainsbury's Bank, following the same principles of quality, value and innovation and to provide a broader shopping experience for customers.

Reaching more customers through additional channels: To extend the reach of Sainsbury's brand by opening new convenience stores and developing our online businesses.

Growing supermarket space: To expand the company's store estate, actively developing a pipeline of new stores and extending the largely under-developed store portfolio to provide an even better food offer while also growing space for complementary non-food ranges.

Active property management: The ownership of property assets provides operational flexibility and the exploitation of potential development opportunities will maximise value.

Great food at fair prices
We continually invest in the quality of our food and no other food retailer does more to provide its customers with fresh and in-season British produce at fair prices. Under our 'Local First for Fresh' scheme, around 50 stores now take delivery from local suppliers of new potatoes and strawberries on the day they are harvested.

We continue to develop closer relations with over 17,000 farmers and growers both at home and overseas to help improve the quality and value of the food they provide. Through our 'Field to Fork' initiative we have been encouraging suppliers to work together to share knowledge and expertise and have extended our existing development group for dairy farmers to beef, lamb, pork, cheese, poultry and egg farmers.

Own-brand products are rigorously and independently tested through quality sampling, benchmark testing and customer panels. Products don't reach our shelves unless they are judged to be better than existing products. We launched 1,300 new own-brand products this year and improved a further 3,500. These efforts have not gone unnoticed. Sainsbury's won more Quality Food Awards than any other retailer this year, including seven wins from 15 categories for Value products.

Ethical issues remain high on our customers' minds and Sainsbury's is proud to offer the largest range of **'Freedom Food'** that meets the RSPCA standards for higher welfare in the UK. For the healthier-minded, we strive for great-tasting food with a high nutritional value. We relaunched our **'Freefrom'** and **'Be Good to Yourself'** ranges this year. Our **'Freefrom'** range for customers with wheat, gluten and dairy intolerances now has over 100 new or improved products and a market share of nearly 29 per cent, up seven per cent on last year. **'Be Good to Yourself'** was relaunched in January 2010 with 60 new lines, with a focus on taste and new product innovation. We now have around 250 lines in the range and have grown our market share since launch to nearly 27 per cent.

In a year in which household budgets were under pressure, several initiatives promoted value for money. We expanded our entry-level **'basics'** range with 140 new products last year and now have over 700 products in the range which meet our quality standards whilst saving customers money. The range continues to deliver strong growth and sales were up 25 per cent this year.

Our **'Cook and Save'** campaign offers money-saving tips to encourage scratch cooking. In the last 12 months we have created over 100 different tip cards which are a firm favourite with customers who collected over 40 million cards from stores during the year. Our successful **'Feed Your Family for a Fiver'** campaign featured Jamie Oliver giving nutritious, tasty recipe ideas using Sainsbury's ingredients.

Accelerating the growth of complementary non-food and services
Supermarket operators currently account for less than 15 per cent of the £166 billion UK non-food market and the scale of the opportunity is therefore considerable. We compete with non-food retailers and our focus on 'high street style' at supermarket prices resonates with customers.

Today, only around 20 per cent of the UK population live within a 15-minute drive of one of our stores with a wider 15,000 sq ft plus non-food offer. Consequently, we are stepping up plans for extensions and completed 13 larger, more cost-effective extensions in the year. We have a strong pipeline and expect to add **15 to 20 extensions per year ongoing** with **70 planning consents already held**. This will result in the proportion of the population within a 15-minute drive time doubling to around 40 per cent by 2014. When we extend a store it generates uplifts in both food and non-food sales, becoming a destination store for both product ranges, that customers will travel longer to visit.

We are developing compelling non-food ranges which are relevant and easy to shop with clothing, home décor, cookshop and papershop key areas of focus. During the year our complementary **non-food business grew at three times the rate of food** and our TU clothing range continued to be a star performer. Ladieswear grew well with major highlights on footwear, accessories and lingerie. Childrenswear grew strongly and we are now the **seventh largest childrenswear retailer in the UK market by volume**.

General merchandise also enjoyed strong growth. The January Sale drove significant sales increases in our homeware ranges, with home accessories, cookshop and bedding showing significant uplift. In Entertainment we continue to grow market share. Launch events for 'Harry Potter' and 'Call of Duty' helped to demonstrate that we can take up to 25 per cent market share with targeted and coordinated marketing on key items that also has the effect of increasing customer visits to our stores.

Operationally, we have increased the volume of goods we source directly from the Far East and we have opened a new sourcing office in Shanghai to complement our main operation in Hong Kong. We have established a second clothing depot in Bedford to support our main depot in Coventry, doubling our clothing warehouse capacity and helping manage the increasing demand for our clothing lines. An upgraded IT system, which helps us to control our clothing stock more effectively, is now being extended to handle all our non-food items.

Sainsbury's Bank delivered strong growth despite a challenging market. The launch of the new reward campaign in September, offering customers double Nectar points for two years on their Sainsbury's shopping when they take out a financial services product, demonstrates the closer integration with our core business. Sainsbury's Bank customers spend more in our stores and customer numbers have increased to 1.4 million active customer accounts. We continue to win awards for our products including two key industry awards for 'Best Online Credit Card Provider' and 'Best Direct Home Insurance Provider' and are extending the range of financial services we offer with, for example, travel money bureaux now becoming a core in-store service with our one hundredth bureau now open.

Reaching more customers through additional channels
Convenience is the fastest-growing sector in the grocery store market and a key growth area for Sainsbury's. The market is still not consolidated – the four largest players have a combined share of less than 15 per cent – representing a significant growth opportunity. We opened 51 convenience stores during 2009/10, adding 122,000 sq ft of additional space, and now have a total estate of 335 stores with plans to open 75 to 100 more in 2010/11, and then over 100 per year thereafter.

Our '**food on the move**' and '**neighbourhood**' formats are working well, meeting customer needs for food for now, later and top-up shopping. We continue to be creative in the way we use all available space to provide as comprehensive an offer as possible with our convenience stores delivering good underlying growth.

Our groceries online business is also growing rapidly with annual sales now over £500 million and the business is delivering a positive contribution to profitability. We now reach nearly 90 per cent of UK households and through continued improvements in IT, supply chain and store-picking processes we have achieved record service and product availability metrics.

In July 2009, we successfully launched our non-food online business with over 8,000 non-food products available nationally. We will be introducing our **'click and collect'** service into ten trial stores from May 2010.

Growing supermarket space

In addition to our strong pipeline of extensions and planned convenience store openings, we also have significant opportunity to grow supermarket space. Sainsbury's currently has a 16.1 per cent market share in the UK as a whole, up by 0.2 per cent on last year. However, we are currently under-represented in many areas of the country and this provides a real opportunity for growth. Around 40 per cent of the UK population does not live within a 10-minute drive of a Sainsbury's supermarket and we have started to close this gap. During the year we opened 38 new supermarkets of which around three quarters are in the areas where we are currently under-represented. This included 33 stores (26 supermarkets and seven convenience stores) acquired from Co-op/Somerfield of which 32 are currently trading, with one due to open in the summer.

We operate a full range of store formats, from convenience to larger destination stores which means we can be more flexible with the space that we open whilst still ensuring that all investments meet our strict investment hurdle rate criteria. The combination of the 38 new supermarkets, 13 extensions and 51 new convenience stores has meant that we have added over 1.1 million sq ft of gross new space in the year, equivalent to a 6.8 per cent increase. This new space is performing ahead of our expectations.

In 2010/11, we plan for a full year gross space growth of around 8 per cent, fulfilling our growth plan of 15 per cent in the two years to March 2011 which equates to 2.5 million sq ft of additional selling area. We expect to achieve an internal rate of return in excess of 15 per cent on our current investment programme on a pre-tax basis.

Active property management

Ownership of our assets enables us to retain operational flexibility while exploiting development opportunities and maximising value for shareholders.

At 20 March 2010, the value of our freehold property estate was estimated at £9.8 billion. This represents an increase of £2.3 billion in property value since last year of which £1.7 billion is due to a yield improvement but importantly £0.7 billion is due to investment and development activity we have undertaken, less £0.1 billion in relation to the disposal of dry assets.

In total we wholly own 294 supermarkets and have a 50 per cent share of the 43 stores in our property joint ventures ("JVs") and taken together this is equivalent to 65 per cent of our total supermarket trading space. Our estate comprises many well-located sites which are relatively under-developed and therefore have great potential for creating value through delivering trading uplifts and also an increase in the overall property value.

We are working with our JV partners to maximise the value of the 43 sites held in these JVs. 21 are on the development plan, with a further 16 having longer-term potential. There are also four potential mixed-use schemes including Wandsworth, which is part of our JV with Land Securities and for which we received planning approval for a significant mixed-use scheme in March 2010. There are two dry assets which may be candidates for disposal at appropriate yields.

Of the 294 supermarkets that we wholly own, 89 are on the development plan, with a further 16 having potential for mixed-use schemes. Of the remaining balance, 141 have longer-term potential subject to planning, economic and physical viability.

Sainsbury's continues to monetise dry assets that have been fully developed and to use these proceeds to invest in stores with development potential. During the year we generated proceeds from disposals of £153 million, including the sale and leaseback of six supermarkets, realising a total profit on disposal of £27 million.

Financial Review

Sainsbury's has performed well in what remains a challenging economic environment, continuing to develop its offer and invest for the future, whilst delivering its growth strategy and maintaining the strength of its balance sheet. This leaves the company well placed to deliver sustainable growth into the coming year and beyond.

Sales (including VAT) increased by 5.1 per cent to £21,421 million (2008/09: £20,383 million). Underlying profit before tax, which now excludes the IAS 19 pension financing element, improved by 17.5 per cent to £610 million (2008/09: £519 million). Profit before tax was up 57.3 per cent, at £733 million (2008/09: £466 million), supported by the surplus on the revaluation of properties within joint ventures.

Underlying basic earnings per share increased to 23.9 pence (2008/09: 21.2 pence), up 12.7 per cent. The rate of increase was lower than at an underlying profit before tax level due to the small dilutive effect of the 78.1 million shares issued in June 2009. Basic earnings per share increased by 93.4 per cent, to 32.1 pence (2008/09: 16.6 pence), more than the increase in underlying earnings per share primarily due to the revaluation of properties within the joint ventures. A final dividend of 10.2 pence has been recommended by the Board (2008/09: 9.6 pence) making a full year dividend of 14.2 pence per share, up 7.6 per cent year on year (2008/09: 13.2 pence).

Summary income statement for the 52 weeks to 20 March 2010	**2009/10** **£m**	2008/09 £m	Change %
Sales (including VAT)[1]	**21,421**	20,383	5.1
Sales (excluding VAT)	**19,964**	18,911	5.6
Underlying operating profit	**671**	616	8.9
Underlying net finance costs[2]	**(79)**	(113)	30.1
Underlying share of post-tax profit from joint ventures[3]	**18**	16	12.5
Underlying profit before tax[4]	**610**	519	17.5
Profit on sale of properties	**27**	57	n/a
Investment property fair value movements	**123**	(124)	n/a
Financing fair value movements	**(15)**	(10)	(50.0)
IAS 19 pension financing (charge)/credit	**(24)**	24	n/a
One-off item: Office of Fair Trading dairy inquiry	**12**	-	n/a
Profit before tax	**733**	466	57.3
Income tax expense	**(148)**	(177)	16.4
Profit for the financial period	**585**	289	102.4
Underlying basic earnings per share[4]	**23.9p**	21.2p	12.7
Basic earnings per share	**32.1p**	16.6p	93.4
Full year dividend per share	**14.2p**	13.2p	7.6

1 Sales (including VAT) were adversely affected by the reduction in the standard rate of VAT from 17.5 per cent to 15 per cent, effective from 1 December 2008 to 31 December 2009.
2 Net finance costs before financing fair value movements and the IAS 19 pension financing element.
3 The underlying share of post-tax profits from joint ventures is stated before investment property fair value movements and financing fair value movements.
4 Restated for the change in definition of underlying profit before tax to exclude the IAS 19 pension financing element.

Sales (including VAT) and space

Sales (including fuel) increased by 5.1 per cent to £21,421 million (2008/09: £20,383 million) through a combination of strong like-for-like ("LFL") performance and new space, offset by the impact of slightly lower fuel prices largely as a result of the change in VAT rate.

The 5.1 per cent growth includes a 0.3 per cent impact from the timing of Easter in 2009 and a 1.8 per cent contribution from net new space. LFL sales (including fuel) were up 3.0 per cent, lower than for sales excluding fuel due to the impact of slightly lower fuel prices.

Sales growth (including VAT, including fuel) for the 52 weeks to 20 March 2010	**2009/10** %	2008/09 %
Like-for-like sales (*Easter-adjusted*)	**3.0**	5.5
Addition/(removal) of Easter adjustment[1]	**0.3**	(0.7)
Net new space (excluding extensions)	**1.8**	0.9
Total sales growth	**5.1**	5.7

1 Like-for-like sales growth has been Easter-adjusted for comparative purposes. 2008/09 included one Easter Sunday trading week; 2009/10 included one Good Friday trading week and one Easter Sunday trading week.

Sales (excluding fuel) grew by 6.7 per cent with LFL growth of 4.3 per cent, of which 0.7 per cent was contributed by extensions in their first year of trading, net of disruptions. The LFL growth rate was above Sainsbury's medium-term planning assumption of between three and four per cent representing a good performance in tough economic conditions, with good growth in customer transactions across the year.

The LFL growth was 5.7 per cent in the first half and 2.8 per cent in the second half, reflecting the reduction in food inflation in the latter part of the year. Within this good growth, non-food sales grew at more than three times the rate of grocery growth and groceries online sales increased by just under 20 per cent.

Sales growth (including VAT, excluding fuel) for the 52 weeks to 20 March 2010	**2009/10** %	2008/09 %
Like-for-like sales (*Easter-adjusted*)	**4.3**	4.5
Addition/(removal) of Easter adjustment[1]	**0.4**	(0.8)
Net new space (excluding extensions)	**2.0**	1.0
Total sales growth	**6.7**	4.7

1 Like-for-like sales growth has been Easter-adjusted for comparative purposes. 2008/09 included one Easter Sunday trading week. 2009/10 included one Good Friday trading week and one Easter Sunday trading week.

New space (excluding extensions) contributed a net 2.0 per cent to total sales growth of 6.7 per cent (excluding fuel). Sainsbury's added a gross 1,143,000 sq ft of selling area, an increase of 6.8 per cent since the start of the year. Including the impact of replacements, closures and disposals this translated into net space growth of 1,047,000 sq ft, an increase of 6.3 per cent since the start of the year.

Sainsbury's has increased the pace of property activity this year with 38 new supermarkets opening during the year, including three replacement stores. These openings have allowed Sainsbury's to increase its representation in Scotland, Wales and South West England, with over 75 per cent of the new space added in these areas. In addition, Sainsbury's has also completed 13 supermarket extensions and a further 41 refurbishments in the year.

Sainsbury's acquired 33 stores from the Co-op and Somerfield in the year, of which 25 are now trading as supermarkets and seven as convenience stores. These have generated an additional 320,000 sq ft of new space, included in the total above. The remaining store will open in summer 2010 and trade as a supermarket.

In the convenience estate, Sainsbury's opened 51 new stores, representing a significant increase on the 16 stores opened in 2008/09, disposed of six stores and extended or refurbished eight stores.

Store numbers and retailing space	Supermarkets		Convenience		Total	
	Number	Area 000 sq ft	Number	Area 000 sq ft	**Number**	**Area 000 sq ft**
As at 21 March 2009	502	15,974	290	729	**792**	**16,703**
New stores	38	758	51	122	**89**	**880**
Replacements/disposals/closures	(3)	(86)	(6)	(10)	**(9)**	**(96)**
Extensions/downsizes/refurbishments	-	263	-	-	-	263
As at 20 March 2010	**537**	**16,909**	**335**	**841**	**872**	**17,750**
Memorandum:						
Extensions	13	226	2	2	**15**	**228**
Refurbishments/downsizes	41	37	6	(2)	**47**	**35**
Total projects	**54**	**263**	**8**	**-**	**62**	**263**

Gross space growth of around eight per cent is expected in 2010/11, completing growth of 15 per cent in the two years to March 2011. Net new store space excluding extensions is expected to contribute 2.5 per cent to total sales growth (excluding fuel) in 2010/11.

Underlying operating profit

Underlying operating profit increased by 8.9 per cent to £671 million (2008/09: £616 million) reflecting the strong sales performance and a 10 basis point improvement in underlying operating margin to 3.36 per cent for the year (2008/09: 3.26 per cent). The underlying rate of improvement was consistent across the first half and the second half of the year after adjusting for fluctuations in fuel prices. Underlying EBITDAR margin has improved 17 basis points to 7.79 per cent for the year (2008/09: 7.62 per cent). The rate of improvement is higher than at an operating profit level due to the increased lease costs arising from the disposal of supermarket assets which have no further development potential.

Sainsbury's has driven operational gearing from higher sales volumes and the delivery of cost efficiency savings which have offset over 75 per cent of total cost inflation as well as supporting sustained investment in the customer offer. Cost inflation in 2010/11 is expected to fall at the lower end of the two to three per cent medium-term range, with cost savings expected to fully offset this inflation.

Underlying operating profit for the 52 weeks to 20 March 2010	**2009/10**	2008/09	Change
Underlying operating profit (£m)[1]	**671**	616	8.9%
Underlying operating margin (%)[2]	**3.36**	3.26	10 bps
Underlying EBITDAR (£m)[3]	**1,555**	1,441	7.9%
Underlying EBITDAR margin (%)[4]	**7.79**	7.62	17 bps

1 Underlying earnings before interest and tax and before Sainsbury's share of post-tax profits from joint ventures.
2 Underlying operating profit divided by sales excluding VAT.
3 Underlying operating profit before rent, depreciation and amortisation.
4 Underlying EBITDAR divided by sales excluding VAT.

Sainsbury's Bank joint venture ("JV")

Sainsbury's Bank has made further good progress, generating a pre-tax operating profit of £19 million (2008/09: £13 million). Sainsbury's 50 per cent equity share of the post-tax profit amounted to £7 million for the year (2008/09: £4 million).

The business has increased profitability through a rise in net interest income, strong cost control and good risk management of bad debts. Sainsbury's Bank continues to lend prudently to higher credit scoring customers and successfully build its revenue sources with a clear focus on the Sainsbury's shopper across banking, insurance services and transaction fees. It has a strong and well-capitalised balance sheet. The Sainsbury's Bank JV is expected to contribute a similar year-on-year step-up in profits in 2010/11.

Property joint ventures
Sainsbury's total underlying share of post-tax profit from its JVs with British Land and Land Securities was £11 million for the year (2008/09: £12 million), slightly down on last year as a result of the full-year effect of additional debt within the Land Securities JV. Profits from property JVs are expected to deliver a broadly similar result in 2010/11.

At the year end, a total surplus on the revaluation of the properties of £123 million (2008/09: a deficit of £124 million) has been recognised within the share of post-tax profits from JVs in the income statement. This represents an increase on revaluation of these properties to an average yield of 5.2 per cent (2008/09: 6.2 per cent).

Underlying net finance costs
Underlying net finance costs decreased by £34 million to £79 million (2008/09: £113 million) mainly as a result of the decrease in the RPI rate, which resets annually in February, lowering the cost of Sainsbury's inflation-linked debt, as well as reduced variable interest costs and tight control of working capital. In line with the change in the definition of underlying profit before tax ("UPBT"), the IAS 19 pension financing element has been removed from underlying net finance costs.

Interest cover was 8.7 times (2008/09: 5.6 times, restated for the change in UPBT definition to remove the IAS 19 pension financing element). Fixed charge cover was 2.3 times (2008/09: 2.1 times).

Underlying net finance costs for the 52 weeks to 20 March 2010	**2009/10** **£m**	2008/09 £m
Underlying finance income	**33**	28
Interest costs	**(127)**	(156)
Capitalised interest	**15**	15
Underlying finance costs	**(112)**	(141)
Underlying net finance costs[1]	**(79)**	(113)

1 Finance income/(costs) before financing fair value movements and the IAS 19 pension financing element.

Sainsbury's expects underlying net finance costs in 2010/11 to increase by around £25 million due to the change in interest rates on RPI-linked debt.

Taxation
The income tax charge for the year was £148 million (2008/09: £177 million), with an underlying tax rate of 28.5 per cent (2008/09: 29.1 per cent) and an effective tax rate of 20.2 per cent (2008/09: 38.0 per cent). The underlying tax rate has remained broadly in line with last year and remains slightly higher than the statutory rate due to disallowable depreciation, offset by the resolution of a number of other outstanding items. Disallowable depreciation amounted to £77 million in 2009/10 (2008/09: £73 million). The effective tax rate is lower than in 2008/09 primarily due to the movement in the joint venture property valuations which are not subject to tax.

Underlying tax rate calculation for the 52 weeks to 20 March 2010	**Profit** **£m**	**Tax** **£m**	**Rate** **%**
Profit before tax	733	(148)	20.2
Less: profit on sale of properties	(27)	(15)	
Less: investment property fair value movements	(123)	-	
Add: financing fair value movements	15	(4)	
Add: IAS 19 pension financing element	24	(7)	
Less: Office of Fair Trading dairy inquiry	(12)	-	
Underlying profit before tax, and tax thereon	**610**	**(174)**	**28.5**

The Group expects the underlying tax rate to be between 30 per cent and 31 per cent in 2010/11.

Earnings per share

Underlying basic earnings per share increased by 12.7 per cent to 23.9 pence (2008/09: 21.2 pence). The rate of increase reflects the improvement in underlying profit after tax attributable to equity holders partially offset by the small dilutive effect of the additional 78.1 million shares issued as part of the equity placing in June 2009.

Basic earnings per share were up 93.4 per cent, at 32.1 pence (2008/09: 16.6 pence), more than the increase in underlying earnings per share primarily due to the revaluation of properties within the joint ventures.

Underlying earnings per share calculation for the 52 weeks to 20 March 2010	**2009/10** **pence**	2008/09[1] pence
Basic earnings per share	**32.1**	16.6
Adjustments (net of tax) for:		
Profit on sale of properties	**(2.3)**	(2.1)
Investment property fair value movements	**(6.7)**	7.1
Financing fair value movements	**0.6**	0.5
IAS 19 pension financing element	**0.9**	(0.9)
One-off item: Office of Fair Trading dairy inquiry	**(0.7)**	-
Underlying basic earnings per share	**23.9**	21.2

1 Restated for the change in definition of underlying profit before tax to remove the IAS 19 pension financing element.

Dividends

The Board has recommended a final dividend of 10.2 pence per share (2008/09: 9.6 pence), which will be paid on 16 July 2010 to shareholders on the Register of Members at the close of business on 21 May 2010, subject to approval. This will increase the full year dividend by 7.6 per cent to 14.2 pence per share (2008/09: 13.2 pence).

The dividend is covered 1.68 times by underlying earnings (2008/09: 1.61 times, restated for the change in definition of UPBT to exclude the IAS 19 pension financing element), in line with Sainsbury's policy of providing cover of between 1.50 and 1.75 times.

The proposed final dividend was recommended by the Board on 12 May 2010 and, as such, has not been included as a liability as at 20 March 2010.

Return on capital employed

The pre-tax return on average capital employed continued to improve significantly, increasing by 85 basis points in the year to 11.0 per cent, around 70 basis points above the Company's weighted-average cost of capital.

Pre-tax return on capital employed for the 52 weeks to 20 March 2010	**2009/10**	2008/09
Underlying operating profit (£m)	**671**	616
Underlying share of post-tax profit from joint ventures (£m)	**18**	16
Underlying profit before interest and tax (£m)	**689**	632
Average capital employed[1] (£m)	**6,281**	6,243
Return on average capital employed (%)	**11.0**	10.1
Year-on-year improvement	**85bps**	136bps

1 Average of opening and closing net assets before net debt.

Net debt and cash flow

Sainsbury's net debt as at 20 March 2010 was £1,549 million (March 2009: £1,671 million), a reduction of £122 million from the 2009 year-end position. The reduction was driven by the cash generated from the capital raise in June 2009 and strong operational cash flows, including another good working capital performance, offset by capital expenditure on the acceleration of the store development programme and outflows for taxation, interest and dividends. The resolution of a number of outstanding items contributed to a lower tax payment than in 2008/09, and interest payments benefited from lower interest rates on inflation-linked debt as a result of a lower RPI than last year.

Summary cash flow statement for the 52 weeks to 20 March 2010	**2009/10** **£m**	2008/09 £m
Operating cash flows before changes in working capital	**1,114**	1,039
Changes in working capital	**92**	167
Cash generated from operations	**1,206**	1,206
Net interest paid	**(96)**	(118)
Corporation tax paid	**(89)**	(160)
Cash flow before appropriations	**1,021**	928
Purchase of non-current assets	**(1,057)**	(994)
Investment in joint ventures	**(2)**	(291)
Disposal of non-current assets	**139**	390
Proceeds from issue of shares	**250**	15
Receipt of new debt	**123**	165
Net dividends paid	**(239)**	(215)
Increase/(decrease) in cash and cash equivalents	**235**	(2)
Increase in debt	**(115)**	(157)
IAS 32 and IAS 39 adjustments and other movements	**2**	(9)
Movement in net debt	**122**	(168)
Opening net debt	**(1,671)**	(1,503)
Closing net debt	**(1,549)**	(1,671)

Working capital

Sainsbury's has continued to manage working capital closely and cash generated from operations includes a further year-on-year improvement in working capital of £92 million. This has been achieved through tight management of inventories, which are up less than two per cent on last year, and continued improvement of trade cash flows.

Sainsbury's expects year-end net debt to increase to around £1.9 billion in 2010/11, in line with its increased capital expenditure from the plan to deliver 15 per cent space growth in the two years to March 2011.

Financing

Sainsbury's seeks to manage its financing by diversifying funding sources, configuring core borrowings with long-term maturities and maintaining sufficient stand-by liquidity.

At March 2010, Sainsbury's had total debt and facilities of £3.0 billion in place. Sainsbury's core funding of £2.4 billion is represented by £2.0 billion CMBS debt, with £1.1 billion due 2018 and £0.9 billion due 2031 with additional debt capacity of £0.2 billion due 2014 and £0.2 billion due 2015. Contingent liquidity is maintained via committed facilities of £0.6 billion. At 20 March 2010, no drawings were made against these committed facilities (2008/09: £nil).

Since the refinancing exercise undertaken in 2006, the Group's core funding has comprised long-term secured asset-backed loans supplemented by shorter-term bank lending. Following a review of funding requirements the company does not anticipate issuing unsecured capital markets debt and as such the corporate rating is no longer needed. Accordingly, and consistent with the strategy followed by a number of other property-rich companies using secured funding platforms, Sainsbury's has requested the withdrawal of its corporate family rating from Moody's Investors Service and its corporate credit rating from Standard & Poor's.

Capital expenditure

Core capital expenditure amounted to £886 million (2008/09: £863 million) in the year. This included £496 million on new store development (2008/09: £386 million) and £320 million on extensions and refurbishments (2008/09: £385 million). During the year, a number of freehold and trading properties were acquired, in line with Sainsbury's plans to buy such properties where it believes there are long-term trading and development opportunities.

Total expenditure has been offset by the receipt of £131 million in respect of property disposals of stores which have no further development potential (2008/09: £393 million). Property disposals generated a profit of £27 million (2008/09: £57 million).

The Group expects 2010/11 capital expenditure of around £1.1 billion, to bring total expenditure to £2 billion in the two years to March 2011.

Capital expenditure for the 52 weeks to 20 March 2010	**2009/10** **£m**	2008/09 £m
New store development	**496**	386
Extensions and refurbishments	**320**	385
Other – including supply chain and IT	**70**	92
Core retail capital expenditure	**886**	863
British Land joint venture investment	**-**	274
Acquisition of freehold and trading properties	**160**	118
Proceeds from property transactions	**(131)**	(393)
Net capital expenditure	**915**	862

Summary balance sheet

Shareholders' funds at 20 March 2010 were £4,966 million (2009: £4,376 million), an increase of £590 million. This is attributable to both the cash generated from the capital raise in June 2009 and investments in joint ventures, which have grown due to the increase in the value of the properties. Gearing, which measures net debt as a percentage of total equity, has reduced to 31 per cent (2009: 38 per cent), as a result of the reduction in net debt and the increase in net assets.

On 22 June 2009, J Sainsbury plc issued 78.1 million ordinary shares (4.43 per cent of the Company's issued share capital) at £3.10 per share via an equity placing, generating cash of £242 million. On 16 July 2009, J Sainsbury plc issued £190 million convertible bonds due 2014, paying a cash coupon of 4.25 per cent with a conversion price of £4.19 (representing a 35 per cent premium to the reference price of £3.10). For accounting purposes, the bond is split between debt (£166 million) and equity (£24 million).

Summary balance sheet at 20 March 2010	**2010** **£m**	2009 £m	Movement £m
Land and buildings (freehold and long leasehold)	**6,059**	5,728	331
Land and buildings (short leasehold)	**559**	520	39
Fixtures and fittings	**1,585**	1,573	12
Other non-current assets	**811**	604	207
Inventories	**702**	689	13
Trade and other receivables	**215**	195	20
Cash and cash equivalents	**837**	627	210
Debt	**(2,386)**	(2,298)	(88)
Net debt	**(1,549)**	(1,671)	122
Trade and other payables and provisions	**(3,113)**	(3,040)	(73)
Retirement benefit obligations, net of deferred tax	**(303)**	(222)	(81)
Net assets	**4,966**	4,376	590

As at 20 March 2010, Sainsbury's estimated market value of properties is £9.8 billion (March 2009: £7.5 billion), including a 50 per cent share of properties held within the property joint ventures. Excluding the share of properties held within the property joint ventures, the estimated market value is circa £9.1 billion (March 2009: £6.9 billion) equivalent to an average yield of circa 5.1 per cent, 49 per cent higher than the net book value of land and buildings on the balance sheet.

Pensions

As at 20 March 2010, the present value of retirement benefit obligations less the fair value of plan assets was a deficit after deferred tax of £303 million (2009: £222 million deficit). The movement in the deficit reflects a 28.0 per cent increase in the value of assets to £4.2 billion (2009: £3.3 billion) offset by a 28.7 per cent increase in funded obligations due to market movements in the discount rate, the inflation rate and the inclusion of an allowance for future increase in life expectancy of a minimum rate of improvement of one per cent per annum, in line with the triennial valuation assumption.

The IAS 19 current pension service cost included within UPBT was £48 million (2008/09: £50 million). Sainsbury's expects this to increase to around £55 million in 2010/11.

Retirement benefit obligations at 20 March 2010	**2010** **£m**	2009 £m
Present value of funded obligations	**(4,649)**	(3,610)
Fair value of plan assets	**4,237**	3,310
Pension deficit	**(412)**	(300)
Present value of unfunded obligations	**(9)**	(9)
Retirement benefit obligations	**(421)**	(309)
Deferred income tax asset	**118**	87
Net retirement benefit obligations	**(303)**	(222)

Triennial valuation

The defined benefit pension schemes were subject to a triennial valuation at March 2009 by Towers Watson, the schemes' independent actuaries, on the projected unit basis. On the basis of the assumptions agreed, the actuarial deficit at 21 March 2009 was £1,227 million, an increase of £784 million from the March 2006 deficit of £443 million. This is primarily due to the valuation date coinciding with a low point in asset values. A new recovery plan addressing this deficit has been agreed with the Trustees, which utilises property assets to address half of the deficit and results in the post-tax cash flows being unchanged over the next five years.

Office of Fair Trading ("OFT")

In April 2010, the OFT announced that it had insufficient evidence to support infringement findings with regard to certain products that were the subject of its 2002/03 dairy investigation, involving certain retailers and processors. As a result, the penalty that Sainsbury's had agreed to pay in 2007/08 as part of an early resolution agreement will be reduced to £13 million from £26 million. Sainsbury's welcomes the OFT's decision in respect of these products. Sainsbury's originally settled with the OFT in 2007/08 because it recognised the benefit of a speedy settlement, despite its disappointment at being penalised for actions that were intended to help British farmers.

In April 2008, the OFT started an investigation involving suppliers and supermarkets including Sainsbury's on the basis that it had reasonable grounds to suspect co-ordination of retail prices. Sainsbury's has strict guidelines for compliance with competition law and is co-operating with the OFT in these enquiries.

Group income statement
for the 52 weeks to 20 March 2010

	Note	2010 £m	2009 £m
Revenue	4	**19,964**	18,911
Cost of sales		**(18,882)**	(17,875)
Gross profit		**1,082**	1,036
Administrative expenses		**(399)**	(420)
Other income		**27**	57
Operating profit		**710**	673
Finance income	5	**33**	52
Finance costs	5	**(148)**	(148)
Share of post-tax profit/(loss) from joint ventures		**138**	(111)
Profit before taxation		**733**	466
Analysed as:			
Underlying profit before tax[1]		**610**	519
Profit on sale of properties	3	**27**	57
Investment property fair value movements	3	**123**	(124)
Financing fair value movements	3	**(15)**	(10)
IAS 19 pension financing (charge)/credit	3	**(24)**	24
One-off item: Office of Fair Trading dairy inquiry	3	**12**	-
		733	466
Income tax expense	6	**(148)**	(177)
Profit for the financial year		**585**	289

Earnings per share	7	pence	pence
Basic		**32.1**	16.6
Diluted		**31.6**	16.4
Underlying basic[1]		**23.9**	21.2
Underlying diluted[1]		**23.6**	20.9

Dividends per share	8	pence	pence
Interim		**4.00**	3.60
Proposed final (not recognised as a liability at balance sheet date)		**10.20**	9.60

1 The previous period is restated for the change in the definition of underlying profit before tax as described in note 3.

Group statement of comprehensive income
for the 52 weeks to 20 March 2010

	2010 £m	2009 £m
Profit for the period	**585**	289
Other comprehensive income/(expense):		
Actuarial losses on defined benefit pension schemes	**(173)**	(903)
Available-for-sale financial assets: fair value movements		
Group	**43**	(16)
Joint ventures[1]	**24**	(21)
Cash flow hedges: effective portion of fair value movements		
Group	**(3)**	9
Joint ventures[1]	**-**	(11)
Current tax on items recognised directly in other comprehensive income	**16**	-
Deferred tax on items recognised directly in other comprehensive income	**21**	257
Total other comprehensive income/(expense) for the period (net of tax)	**(72)**	(685)
Total comprehensive income/(expense) for the period	**513**	(396)

1 For details of the reclassification of certain offsetting foreign exchange gains and losses in the prior period, see note 2.

Group balance sheet
At 20 March 2010 and 21 March 2009

	Note	2010 £m	2009 £m
Non-current assets			
Property, plant and equipment		**8,203**	7,821
Intangible assets		**144**	160
Investments in joint ventures		**449**	288
Available-for-sale financial assets		**150**	97
Other receivables		**36**	45
Derivative financial instruments		**20**	31
		9,002	8,442
Current assets			
Inventories		**702**	689
Trade and other receivables		**215**	195
Derivative financial instruments		**43**	59
Cash and cash equivalents	9	**837**	627
		1,797	1,570
Non-current assets held for sale		**56**	21
		1,853	1,591
Total assets		**10,855**	10,033
Current liabilities			
Trade and other payables		**(2,466)**	(2,488)
Borrowings		**(73)**	(154)
Derivative financial instruments		**(41)**	(56)
Taxes payable		**(200)**	(202)
Provisions		**(13)**	(19)
		(2,793)	(2,919)
Net current liabilities		**(940)**	(1,328)
Non-current liabilities			
Other payables		**(106)**	(92)
Borrowings		**(2,357)**	(2,177)
Derivative financial instruments		**(2)**	(8)
Deferred income tax liability		**(144)**	(95)
Provisions		**(66)**	(57)
Retirement benefit obligations	11	**(421)**	(309)
		(3,096)	(2,738)
Net assets		**4,966**	4,376
Equity			
Called up share capital		**532**	501
Share premium account		**1,033**	909
Capital redemption reserve		**680**	680
Other reserves		**(242)**	(191)
Retained earnings		**2,963**	2,477
Total equity		**4,966**	4,376

Group cash flow statement
for the 52 weeks to 20 March 2010

	Note	**2010 £m**	2009 £m
Cash flows from operating activities			
Cash generated from operations	9	**1,206**	1,206
Interest paid		**(111)**	(128)
Corporation tax paid		**(89)**	(160)
Net cash from operating activities		**1,006**	918
Cash flows from investing activities			
Purchase of property, plant and equipment and other assets		**(1,036)**	(966)
Purchase of intangible assets		**(11)**	(10)
Proceeds from disposal of property, plant and equipment and other assets		**139**	390
Acquisition of and investment in subsidiaries and businesses, net of cash acquired		**-**	(10)
Investment in joint ventures		**(2)**	(291)
Investment in financial assets		**(10)**	(8)
Interest received		**18**	13
Dividends received		**2**	3
Net cash from investing activities		**(900)**	(879)
Cash flows from financing activities			
Proceeds from issuance of ordinary shares		**250**	15
Proceeds from short-term borrowings		**-**	43
Repayment of short-term borrowings		**(36)**	-
Proceeds from long-term borrowings		**235**	152
Repayment of long-term borrowings		**(74)**	(30)
Repayment of capital element of obligations under finance lease payments		**(2)**	-
Interest elements of obligations under finance lease payments		**(3)**	(3)
Dividends paid	8	**(241)**	(218)
Net cash from financing activities		**129**	(41)
Net increase/(decrease) in cash and cash equivalents		**235**	(2)
Opening cash and cash equivalents		**599**	601
Closing cash and cash equivalents	9	**834**	599

Group statement of changes in equity
for the 52 weeks to 20 March 2010

	Note	Called up share capital £m	Share premium account £m	Capital redemption and other reserves £m	Retained earnings £m	Total equity £m
At 22 March 2009		**501**	**909**	**489**	**2,477**	**4,376**
Profit for the period		**-**	**-**	**-**	**585**	**585**
Other comprehensive income/(expense):						
Actuarial losses on defined benefit pension schemes (net of tax)		**-**	**-**	**(125)**	**-**	**(125)**
Available-for-sale financial assets: fair value movements (net of tax)						
Group		**-**	**-**	**32**	**-**	**32**
Joint ventures		**-**	**-**	**24**	**-**	**24**
Cash flow hedges: effective portion of changes in fair value (net of tax)						
Group		**-**	**-**	**(3)**	**-**	**(3)**
Joint ventures		**-**	**-**	**-**	**-**	**-**
Total comprehensive income/(expense) for the 52 weeks to 20 March 2010		**-**	**-**	**(72)**	**585**	**513**
Transactions with owners:						
Dividends paid	8	**-**	**-**	**-**	**(241)**	**(241)**
Convertible bond – equity component		**-**	**-**	**24**	**-**	**24**
Amortisation of convertible bond equity component		**-**	**-**	**(3)**	**3**	**-**
Share-based payment (net of tax)		**-**	**-**	**-**	**44**	**44**
Shares issued		**22**	**113**	**102**	**-**	**237**
Transfer to retained earnings		**-**	**-**	**(102)**	**102**	**-**
Shares vested		**-**	**-**	**-**	**12**	**12**
Allotted in respect of share option schemes		**9**	**11**	**-**	**(19)**	**1**
At 20 March 2010		**532**	**1,033**	**438**	**2,963**	**4,966**

	Note	Called up share capital £m	Share premium account £m	Capital redemption and other reserves £m	Retained earnings £m	Total equity £m
At 23 March 2008		499	896	1,174	2,366	4,935
Profit for the period		-	-	-	289	289
Other comprehensive income/(expense):						
Actuarial losses on defined benefit pension schemes (net of tax)		-	-	(650)	-	(650)
Available-for-sale financial assets: fair value movements (net of tax)						
Group		-	-	(12)	-	(12)
Joint ventures[1]		-	-	(21)	-	(21)
Cash flow hedges: effective portion of changes in fair value (net of tax)						
Group		-	-	9	-	9
Joint ventures[1]		-	-	(11)	-	(11)
Total comprehensive income/(expense) for the 52 weeks to 21 March 2009		-	-	(685)	289	(396)
Transactions with owners:						
Dividends paid	8	-	-	-	(218)	(218)
Share-based payment (net of tax)		-	-	-	40	40
Shares vested		-	-	-	45	45
Allotted in respect of share option schemes		2	13	-	(45)	(30)
At 21 March 2009		501	909	489	2,477	4,376

1 For details of the reclassification of certain offsetting foreign exchange gains and losses in the prior period, see note 2.

Notes to the financial information

1 Status of financial information

The financial information, which comprises the Group income statement, Group statement of comprehensive income, Group balance sheet, Group cash flow statement, Group statement of changes in equity and related notes, is derived from the full Group financial statements for the 52 weeks to 20 March 2010 and does not constitute full accounts within the meaning of section 435 (1) and (2) of the Companies Act 2006.

The Group Annual Report and Financial Statements 2010 on which the auditors have given an unqualified report and which does not contain a statement under section 498(2) or (3) of the Companies Act 2006, will be delivered to the Registrar of Companies in due course, and made available to shareholders in June 2010.

The financial year represents the 52 weeks to 20 March 2010 (prior financial year 52 weeks to 21 March 2009). The consolidated financial statements for the 52 weeks to 20 March 2010 comprise the financial statements of the Company and its subsidiaries ("Group") and the Group's interests in associates and joint ventures.

2 Basis of preparation

The Group's financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as adopted by the European Union and International Financial Reporting Interpretations Committee ("IFRICs") interpretations and with those parts of the Companies Act 2006 applicable to companies reporting under IFRSs.

The financial statements are presented in sterling, rounded to the nearest million (£m) unless otherwise stated. They have been prepared under the historical cost convention, except for derivative financial instruments, investment properties and available-for-sale financial assets, share based payments and retirement benefit plan assets that have been measured at fair value.

Convertible bond
Following the issue of the convertible bond in July 2009, the Group presents its accounting policy for convertible bonds.

The fair value of the liability component of a convertible bond is determined using the market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders' equity, net of income tax effects and is not subsequently re-measured.

Issue costs are apportioned between the liability and the equity components of the convertible loan notes based on their carrying amounts at the date of issue. The portion relating to the equity component is charged directly against equity.

Amendment to IFRS 2 'Share-based payment'
Previously IFRS 2 described the treatment of a failure to meet a vesting condition, but was not explicit about the accounting consequences of a failure to meet a condition other than a vesting condition. Under the Amendment, where the entity or counterparty can choose to meet a non-vesting condition, a failure by the entity or the counterparty to meet the non-vesting condition will be treated as a cancellation. If neither the entity nor the counterparty has the choice as to whether to meet a non-vesting condition, a failure to meet this non-vesting condition does not have any accounting impact.

If a cancellation by either party occurs, the entity recognises the amount of expense that would have been recognised over the remaining vesting period. The grant date fair value should incorporate an estimate of the number of employees who will cease to contribute to the scheme otherwise than through termination of employment before the options vest. The amendment to IFRS 2 affects the Group's Save As You Earn ("SAYE") scheme. The implementation of the amendment has had no material impact on prior year financial statements.

IAS 1 (revised) 'Presentation of financial statements'
The revised standard requires 'non-owner changes in equity' to be presented separately from owner changes in equity. All 'non-owner changes in equity' are required to be shown in a performance statement.

The Group has elected to present two statements: an income statement and a statement of comprehensive income. The financial statements have been prepared under the revised disclosure requirements.

IFRS 8 'Operating Segments'
IFRS 8 replaces IAS 14 'Segment reporting'. It requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes. The adoption of IFRS 8 has resulted in no change in the reportable segments presented.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"). The CODM has been identified as the Group's Operating Board.

IFRIC 13 'Customer Loyalty Programmes'
IFRIC 13 requires customer loyalty credits to be accounted for as a separate component of the sales transaction in which they are granted. A portion of the fair value of the consideration received is allocated to the loyalty credits and deferred over the period that the loyalty credits are redeemed. The implementation of IFRIC 13 has had no material impact on the financial statements.

Reclassification of certain offsetting foreign exchange gains and losses
The amounts presented for previous periods reflect the reclassification of certain offsetting foreign exchange gains and losses on available-for-sale ("AFS") financial assets and the related cash flow hedges of Sainsbury's Bank plc which were previously recognised in equity rather than in the income statement. Accordingly, for the 52 weeks to 21 March 2009, the losses on AFS assets have been increased and those on cash flow hedges reduced by £21 million. For the 52 weeks to 22 March 2008, the losses on AFS assets have been increased and those on cash flow hedges reduced by £58 million. These adjustments have no impact on total comprehensive income/(expense), total equity or net assets for the period and the amounts now recognised in the income statement are fully offset within the share of post-tax profit/(loss) from joint ventures.

3 Non-GAAP performance measures

Certain items recognised in reported profit before tax can vary significantly from year to year and therefore create volatility in reported earnings which does not reflect the Group's underlying performance. The Directors believe that the 'underlying profit before tax' ("UPBT") and 'underlying diluted and basic earnings per share' measures presented provide a clear and consistent presentation of the underlying performance of Sainsbury's ongoing business for shareholders. As communicated at the time of the 2008/09 year-end announcement, the financing element of IAS 19 'Employee Benefits' pensions accounting has been excluded from UPBT. Comparative amounts have been restated to reflect this change to the definition of UPBT. Underlying profit is not defined by IFRSs and therefore may not be directly comparable with the 'adjusted' profit measures of other companies. The adjusted items are:

- Profit/loss on sale of properties;
- Investment property fair value movements - these movements reflect the difference between the fair value of an investment property at the reporting date and its carrying amount at the previous reporting date;
- Financing fair value movements – these movements are fair value gains and losses on non-derivative financial assets and liabilities carried at amortised cost, on derivatives relating to financing activities and on hedged items in fair value hedges;
- Impairment of goodwill;
- The financing element of IAS 19 'Employee Benefits'; and
- One-off items – these items are material and infrequent in nature.

The adjustments made to reported profit before tax to arrive at underlying profit before tax are:

	2010 £m	2009 £m
Underlying profit before tax	**610**	519
Profit on sale of properties	**27**	57
Investment property fair value movements	**123**	(124)
Financing fair value movements[1]	**(15)**	(10)
IAS 19 pension financing (charge)/credit	**(24)**	24
One-off item: Office of Fair Trading dairy inquiry	**12**	-
Total adjustments	**123**	(53)
Profit before tax	**733**	466

1 Financing fair value movements for the financial year comprised £(12) million for the Group (2009: £(7) million) and £(3) million for the joint ventures (2009: £(3) million)

Office of Fair Trading dairy inquiry

The Group has reversed £12 million of costs associated with the Office of Fair Trading ("OFT") dairy inquiry, in line with the OFT's announcement in April 2010.

4 Segment reporting

The Group's businesses are organised into three operating segments:

- Retailing (Supermarkets and Convenience);
- Financial services (Sainsbury's Bank joint venture); and
- Property investment (British Land joint venture and Land Securities joint venture).

Management have determined the operating segments based on the information provided to the Operating Board (the CODM) to make operational decisions on the management of the Group. All material operations and assets are in the UK. The business of the Group is not subject to highly seasonal fluctuations although there is an increase in trading in the period leading up to Christmas.

The Group has continued to include additional voluntary disclosure analysing the Group's Financial Services and Property joint ventures into separate reportable segments.

Revenue from operating segments is measured on a basis consistent with the income statement. All revenue is generated by the sale of goods and services.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

The Operating Board assesses the performance of Retailing on the basis of profit generated by the sales and the costs directly attributable to that segment which is contained within underlying profit. The reconciliation provided below reconciles underlying operating profit from each of the segments disclosed to profit before tax.

52 weeks to 20 March 2010	Retailing £m	Financial services £m	Property investments £m	Group £m
Segment revenue	**19,964**	**-**	**-**	**19,964**
Underlying operating profit	**671**	**-**	**-**	**671**
Underlying finance income	**33**	**-**	**-**	**33**
Underlying finance costs	**(112)**	**-**	**-**	**(112)**
Underlying share of post-tax profit from joint ventures	**-**	**7**	**11**	**18**
Underlying profit before tax	**592**	**7**	**11**	**610**
Profit on sale of properties	**27**	**-**	**-**	**27**
Investment property fair value movements	**-**	**-**	**123**	**123**
Financing fair value movements	**(12)**	**-**	**(3)**	**(15)**
IAS 19 pension financing charge	**(24)**	**-**	**-**	**(24)**
One-off item: Office of Fair Trading dairy inquiry	**12**	**-**	**-**	**12**
Profit before tax	**595**	**7**	**131**	**733**
Income tax expense				**(148)**
Profit for the financial year				**585**
Assets	**10,406**	**-**	**-**	**10,406**
Investment in joint ventures	**-**	**102**	**347**	**449**
Segment assets	**10,406**	**102**	**347**	**10,855**
Segment liabilities	**5,889**	**-**	**-**	**5,889**
Other segment items				
Capital expenditure[1]	**1,003**	**-**	**-**	**1,003**
Depreciation expense	**466**	**-**	**-**	**466**
Amortisation expense	**13**	**-**	**-**	**13**
Provision for impairment of receivables	**1**	**-**	**-**	**1**
Share-based payments	**42**	**-**	**-**	**42**

1 Capital expenditure consists of property, plant and equipment additions of £992 million and intangibles additions of £11 million.

4 Segment reporting continued

52 weeks to 21 March 2009	Retailing £m	Financial services £m	Property investments £m	Group £m
Segment revenue	18,911	-	-	18,911
Underlying operating profit	616	-	-	616
Underlying finance income[2]	28	-	-	28
Underlying finance costs	(141)	-	-	(141)
Underlying share of post-tax profit from joint ventures	-	4	12	16
Underlying profit before tax[2]	503	4	12	519
Profit on sale of properties	57	-	-	57
Investment property fair value movements	-	-	(124)	(124)
Financing fair value movements	(7)	-	(3)	(10)
IAS 19 pension financing credit	24	-	-	24
Profit/(loss) before tax	577	4	(115)	466
Income tax expense				(177)
Profit for the financial year				289
Assets	9,745	-	-	9,745
Investment in joint ventures	1	72	215	288
Segment assets	9,746	72	215	10,033
Segment liabilities	5,657	-	-	5,657
Other segment items				
Capital expenditure[3]	1,105	-	-	1,105
Depreciation expense	453	-	-	453
Amortisation expense	15	-	-	15
Provision for impairment of receivables	1	-	-	1
Share-based payments	40	-	-	40

2 Underlying finance income and underlying profit before tax have been restated due to the change in the definition of underlying profit before tax, see note 3.
3 Capital expenditure consists of property, plant and equipment additions of £1,081 million, property, plant and equipment acquired through business combinations of £4 million, intangibles additions of £10 million and intangibles generated through business combinations of £10 million.

Due to the nature of its activities, the Group is not reliant on any individual major customers.

5 Finance income and finance costs

	2010 £m	2009 £m
Interest on bank deposits and other financial assets	**33**	28
IAS 19 pension financing credit	**-**	24
Finance income	**33**	52
Borrowing costs		
Secured borrowings	**(75)**	(119)
Unsecured borrowings	**(47)**	(33)
Obligations under finance leases	**(3)**	(3)
Provisions - amortisation of discount	**(2)**	(1)
	(127)	(156)
Interest capitalised - qualifying assets	**15**	15
IAS 19 pension financing charge	**(24)**	-
Financing fair value movements[1]	**(12)**	(7)
Finance costs	**(148)**	(148)

1 Fair value movements relate to fair value adjustments on non-derivative financial assets and liabilities carried at amortised cost and on derivatives relating to financing activities and hedged items in fair value hedges.

6 Income tax expense

	2010 £m	2009 £m
Current tax expense		
Current year	**152**	171
Over provision in prior years	**(73)**	(25)
	79	146
Deferred tax expense		
Origination and reversal of temporary differences	**38**	24
Under provision in prior years	**31**	7
	69	31
Total income tax expense in income statement	**148**	177
Income tax expense on underlying profit[1]	**174**	151
Tax on items below:		
Profit on sale of properties	**(15)**	21
Financing fair value movements	**(4)**	(2)
IAS 19 pension financing (charge)/credit	**(7)**	7
Total income tax expense in income statement	**148**	177

1 Tax charge attributable to underlying profit before tax, restated for the change in the definition of underlying profit before tax, see note 3.

The effective tax rate of 20.2 per cent (2009: 38.0 per cent) is lower than the standard rate of corporation tax in the UK. The differences are explained below:

	2010 £m	2009 £m
Profit before taxation	**733**	466
Income tax at UK corporation tax rate of 28.00% (2009: 28.05%[1])	**205**	131
Effects of:		
Disallowed depreciation on UK properties	**22**	20
Non-deductible expenses	**7**	9
Investment property fair value movements	**(34)**	35
Over provision in prior years	**(42)**	(18)
Share of results of joint ventures	**(4)**	(2)
Other	**(6)**	2
Total income tax expense in income statement	**148**	177

1 The income tax rate of 28.05% is slightly higher than the 28% statutory tax rate due to the historic rate of 30% applying between 23 March 2008 and 31 March 2008 inclusive.

7 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held by the Employee Share Ownership Plan trusts, which are treated as cancelled.

For diluted earnings per share, the earnings attributable to the ordinary shareholders are adjusted by the interest on the convertible bonds (net of tax). The weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year and the number of shares that would be issued if all convertible bonds are assumed to be converted.

Underlying earnings per share is provided by excluding the effect of any profit or loss on sale of properties, investment property fair value movements, impairment of goodwill, financing fair value movements, IAS 19 pension financing element and one-off items that are material and infrequent in nature. This alternative measure of earnings per share is presented to reflect the Group's underlying trading performance.

All operations are continuing for the periods presented.

	2010 million	2009 million
Weighted average number of shares in issue	**1,821.7**	1,738.5
Weighted average number of dilutive share options	**16.0**	24.7
Weighted average number of dilutive convertible bonds	**34.9**	-
Total number of shares for calculating diluted earnings per share	**1,872.6**	1,763.2

	£m	£m
Profit for the financial year	**585**	289
Add: interest on convertible bonds, net of tax	**6**	-
Diluted earnings for calculating diluted earnings per share	**591**	289

	£m	£m
Profit for the financial period attributable to equity holders of the parent	**585**	289
(Less)/add (net of tax):		
Profit on sale of properties	**(42)**	(36)
Investment property fair value movements	**(123)**	124
Financing fair value movements	**11**	8
IAS 19 pension financing charge/(credit)	**17**	(17)
One-off item: Office of Fair Trading dairy inquiry	**(12)**	-
Underlying profit after tax[1]	**436**	368
Add interest on convertible bonds, net of tax	**6**	-
Diluted underlying profit after tax[1]	**442**	368

	pence per share	pence per share
Basic earnings	**32.1**	16.6
Diluted earnings	**31.6**	16.4
Underlying basic earnings[1]	**23.9**	21.2
Underlying diluted earnings[1]	**23.6**	20.9

1 Underlying profit after tax and diluted underlying profit after tax for the previous period have been restated for the change in the definition of underlying profit after tax, as described in note 3.

8 Dividend

	2010 pence per share	2009 pence per share	2010 £m	2009 £m
Amounts recognised as distributions to equity holders in the year:				
Final dividend of prior financial year	**9.60**	9.00	**167**	155
Interim dividend of current financial year	**4.00**	3.60	**74**	63
	13.60	12.60	**241**	218

After the balance sheet date, a final dividend of 10.20 pence per share (2009: 9.60 pence per share) was proposed by the Directors in respect of the 52 weeks to 20 March 2010, resulting in a total final proposed dividend of £189 million (2009: £167 million). The proposed final dividend has not been included as a liability at 20 March 2010.

9 Notes to the cash flow statement

a. Reconciliation of operating profit to cash generated from operations

	2010 £m	2009 £m
Operating profit	**710**	673
Adjustments for		
Depreciation expense	**466**	453
Amortisation expense	**13**	15
Profit on sale of properties	**(27)**	(57)
Foreign exchange differences	**(6)**	(10)
Share-based payments expense	**42**	40
Retirement benefit obligations[1]	**(85)**	(75)
Provision for diminution in value of investment	**1**	-
Operating cash flows before changes in working capital	**1,114**	1,039
Changes in working capital		
Increase in inventories	**(13)**	(8)
Decrease in trade and other receivables	**1**	23
Increase in trade and other payables	**101**	148
Increase in provisions and other liabilities	**3**	4
Cash generated from operations	**1,206**	1,206

1 The adjustment for retirement benefit obligations reflects the difference between the service charge of £49 million (2009: £53 million) for the defined benefit schemes and the cash contributions of £134 million made by the Group to the defined benefit schemes (2009: £128 million).

b. Cash and cash equivalents

For the purposes of the cash flow statements, cash and cash equivalents comprise the following:

	2010 £m	2009 £m
Cash and cash equivalents	**837**	627
Bank overdrafts	**(3)**	(28)
	834	599

10 Analysis of net debt

	2010 £m	2009 £m
Non-current assets		
Interest bearing available-for-sale financial assets	**24**	7
Derivative financial instruments	**20**	31
	44	38
Current assets		
Cash and cash equivalents	**837**	627
Derivative financial instruments	**43**	59
	880	686
Current liabilities		
Bank overdrafts	**(3)**	(28)
Borrowings	**(67)**	(125)
Finance leases	**(3)**	(1)
Derivative financial instruments	**(41)**	(56)
	(114)	(210)
Non-current liabilities		
Borrowings	**(2,298)**	(2,129)
Finance leases	**(59)**	(48)
Derivative financial instruments	**(2)**	(8)
	(2,359)	(2,185)
Total net debt	**(1,549)**	(1,671)

Net debt incorporates the Group's borrowings (including accrued interest), bank overdrafts, interest bearing available-for-sale financial assets, fair value of derivatives and obligations under finance leases, less cash and cash equivalents.

Reconciliation of net cash flow to movement in net debt

	2010 £m	2009 £m
Net debt at beginning of the year	**(1,671)**	(1,503)
Increase/(decrease) in cash and cash equivalents	**235**	(2)
Increase in interest bearing available-for-sale assets[1]	**10**	8
Net increase in borrowings[1]	**(72)**	(177)
Net (increase)/decrease in derivatives[1]	**(23)**	6
Net repayment of obligations under finance leases	**2**	-
Fair value movements	**(9)**	2
Other non-cash movements	**(21)**	(5)
Net debt at the end of the year	**(1,549)**	(1,671)

1 Excluding fair value movements.

11 Retirement benefit obligations

Retirement benefit obligations relate to two funded defined benefit schemes, the J Sainsbury Pension and Death Benefit Scheme and the J Sainsbury Executive Pension Scheme and an unfunded pension liability relating to senior employees. The defined benefit schemes were closed to new employees on 31 January 2002. The assets of these schemes are held separately from the Group's assets.

The defined benefit schemes were subject to a triennial valuation carried out by Towers Watson, the schemes' independent actuaries, at March 2009 on the projected unit basis. The results of this valuation are expected to be finalised by June 2010. The retirement benefit obligations at 20 March 2010 have been calculated, where appropriate, on a basis consistent with this valuation.

The amounts recognised in the balance sheet are as follows:

	2010 £m	2009 £m
Present value of funded obligations	**(4,649)**	(3,610)
Fair value of plan assets	**4,237**	3,310
	(412)	(300)
Present value of unfunded obligations	**(9)**	(9)
Retirement benefit obligations	**(421)**	(309)
Deferred income tax asset	**118**	87
Net retirement benefit obligations	**(303)**	(222)

The retirement benefit obligations and the associated deferred income tax balance are shown within different line items on the face of the balance sheet.

The amounts recognised in the income statement in respect of the IAS 19 charges for defined benefit schemes, and included and excluded from UPBT, are as follows:

	2010 £m	2009 £m
Current service cost – funded schemes	**(48)**	(50)
Current service cost – unfunded scheme	**-**	(1)
Past service cost	**(1)**	(2)
IAS 19 pension service costs included within UPBT	**(49)**	(53)
Interest cost on pension scheme liabilities	**(230)**	(249)
Expected return on plan assets	**206**	273
IAS 19 pension financing (charge)/credit excluded from UPBT	**(24)**	24
Total IAS 19 income statement expense	**(73)**	(29)

Assumptions

The principal actuarial assumptions used at the balance sheet date are as follows:

	2010 %	2009 %
Discount rate	**5.8**	6.5
Inflation rate	**3.4**	2.8
Future salary increases	**3.4**	2.8
Future pension increases	**2.2 – 3.4**	2.0-2.8

The discount rate is based on the annualised yield on an AA-rated sterling corporate bond index adjusted for the difference in term between the index and the schemes' liabilities.

The mortality assumptions were derived by projecting forward the latest standard mortality tables (PA00 tables) in line with the base 1992 series improvements up to 2006, and then in line with medium cohort improvements from 2006 onwards, subject to a minimum rate of improvement from 2009 onwards of one per cent per annum.

J Sainsbury plc announces triennial funding agreement with Pension Trustees

Highlights

- March 2009 actuarial deficit agreed at £1,227 million (2006: £443 million)[1]
- Increase from 2006 deficit driven by asset values struck at low point in cycle
- £600 million of deficit to be addressed by establishment of property partnership
- Annual deficit payments to increase by £11 million to £49 million for ten years
- Annual payments from property partnership of up to £35 million for 20 years
- Cashflow neutral for the Company over next five years on a post tax basis[2]
- The two defined benefit Schemes will be merged

J Sainsbury plc is pleased to announce that it has reached agreement with the Company's Pension Scheme Trustees on the terms of the triennial actuarial valuation as at 21 March 2009 and related funding plan. This represents a comprehensive package of measures to address the deficit whilst ensuring efficient cash management for the Company.

On the basis of the assumptions agreed, the actuarial deficit as at 21 March 2009 was £1,227 million. This deficit has increased from £443 million in March 2006 primarily due to the valuation date coinciding with a low point in asset values.

Under the revised funding plan, Sainsbury's annual payments will increase from £38 million to £49 million for the next ten years. In addition, Sainsbury's will establish a new property partnership with the Pension Scheme (the 'Partnership'), which will address £600m of the deficit. Properties to a value of £750 million will be transferred to the Partnership, which will provide the Pension Scheme with increased security and an annual income of £35 million for 20 years. These will be released back to Sainsbury's in 2030 in return for a cash payment equal to the amount of any remaining deficit at that time, up to a maximum of £600 million, thereby allowing the Company potentially to benefit from a reduction in the deficit over the funding plan.

The Partnership enables the Company to benefit from lower annual cash contributions compared to conventional cash recovery plans and to avoid locking in higher annual cash payments based on depressed March 2009 asset values. The Pension Scheme benefits from an immediate injection of ring-fenced security comprising substantial property assets, which covers just under half the deficit, whilst the balance of the deficit is addressed over the next ten years.

The revised cashflows under the funding plan will be cash neutral for the Company over the next five years on a post tax basis[2]. Should the Scheme have a funding surplus in the future, the £35 million annual Partnership income can be used to satisfy the Company's future service contributions.

The Partnership will be fully consolidated within Sainsbury's Group accounts. The Group's balance sheet, IAS19 deficit and income statement will therefore remain unchanged by the transaction. In addition, the Company will retain full operational flexibility to extend, develop and substitute the properties within the Partnership.

The agreement reached covers the J Sainsbury Pension and Death Benefit Scheme and the J Sainsbury Executive Pension Scheme, and as part of the new agreement these Schemes will be merged into one single Scheme.

The actuarial valuation as at 21 March 2009 and the related funding plan will now be finalised and submitted to the Pension Regulator. The Company and the Trustees believe that the agreement represents a combination of prudent assumptions underpinned by a strong and improving corporate covenant and additional security through the provision of a substantial property-backed asset.

Justin King, chief executive of Sainsbury's, said: "Today's announcement is a further positive step that balances our commitment to ensuring our Pension Scheme is funded appropriately with the need to continue investing in our business. Markets have already recovered significantly from the lows of last year when our deficit was struck, and the establishment of our new property partnership helps us to address the deficit in a manner that reflects this. The funding arrangements announced today are positive both for members of the Pension Scheme and Sainsbury's, and will allow us to benefit from further improvement in markets over time"

John Adshead, chairman of the Trustees, said: "We are pleased to have reached agreement with the Company on the funding valuation and the recovery package, which provides substantially increased security to the Scheme whilst also supporting the continued growth in the covenant strength of its sponsor."

Enquiries:

Investor Relations	**Media**
Anna Tee	Mark Rigby
+44 (0) 20 7695 7144	+44 (0) 20 7695 6417

Notes:

1. Actuarial Funding Deficit

£ million	March 2009	March 2006
Assets	3,298	3,717
Liabilities	(4,525)	(4,160)
Deficit	**(1,227)**	**(443)**

2. Post tax additional cashflows

The Company currently pays deficit contributions of £38 million per annum for eight years ending March 2014 under the 2006 funding agreement. These will increase to £49 million per annum for 10 years ending March 2020 under the new agreement. The new property partnership will provide an annual income that will grow to approximately £35m per annum until March 2030. Tax relief will be provided up front in respect of the contributions made to establish the property partnership and on an annual basis in respect of the partnership and standard deficit payments.

£ million	10/11	11/12	12/13	13/14	14/15	5 year total
Incremental deficit payments	(11)	(11)	(11)	(11)	(11)	(55)
Payments from Property Partnership	(9)	(33)	(35)	(35)	(35)	(147)
Tax relief (at 28%)	7	71	77	27	20	202

3. IAS 19 Deficit (pre-tax)

£ million	March 2010
Assets	4,237
Liabilities	(4,658)
Deficit	**(421)**